Securities and Exchange Commission

July 22, 2025

July 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Frank Wyman and Angela Connell

Re: Monte Rosa Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2024

Filed March 20, 2025

File No. 001-40522

Ladies and Gentlemen:

On behalf of Monte Rosa Therapeutics, Inc., or the Company, this letter responds to the comments set forth in the letter to the Company dated July 15, 2025 from the staff of the Securities and Exchange Commission, or the Staff. For your convenience, we have repeated the Staff’s comment from the July 15, 2025 letter in bold print, and the Company’s response is provided below.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the consolidated financial statements

9. Collaboration and license agreements, page F-18

As it relates to your Roche Collaboration and License Agreement, you disclose that you identified two performance obligations related to (1) research and development of initial targets and (2) research and development services related to Roche's option to replace certain targets, and that the transaction price was allocated to these performance obligations based on their relative standalone selling price. Please revise your future filings to quantify the amount of the transaction price allocated to each unsatisfied (or partially satisfied) performance obligation as of the end of each reporting period and an explanation as to the period over which you expect to recognize the remaining revenue. In this regard, we note that of the total transaction price of $59 million, $34 million was recognized during 2024 and $25 million was recorded as deferred revenue. It is not clear,

Securities and Exchange Commission

July 22, 2025

however, to which performance obligation(s) this deferred revenue relates. Refer to ASC 606-10-50-13.

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will provide additional disclosure, including quantifying the amount of the transaction price allocated to each unsatisfied or partially satisfied performance obligation as of the end of such reporting period and an explanation of the period over which it expects to recognize the remaining revenue in accordance with ASC 606-10-50-13. The additional disclosure will be included in the Company’s future annual and quarterly reports under the Securities Exchange Act of 1934, as amended, beginning with the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

The following is an example of how the Company expects to provide this additional disclosure, which will be included in the notes to the consolidated financial statements (additions are italicized):

“As of December 31, 2024, $34.0 million has been recognized as collaboration revenue in the consolidated statements of operations and comprehensive loss and the remaining $25.0 million of the upfront payment and subsequent milestone payments related to customer options are recorded as deferred revenue in the liabilities section of the consolidated balance sheets.

The following table summarizes the deferred revenue amounts allocated to performance obligations (in thousands):

Performance Obligations	December 31, 2024
Research and development of initial targets	$19,395
Research and development for replacement targets	5,622
Total deferred revenue	$25,017

The Company expects that the remaining deferred revenue for the initial targets will be recognized within 27 months. As of December 31, 2024, Roche has not elected to develop any of the replacement targets. If Roche exercises its option to develop a replacement target, the Company expects that deferred revenue related to replacement targets will be recognized within 39 months. Due to the uncertain nature of the research and development being performed by the Company, it may take longer than anticipated to recognize revenue related to the performance obligations for the initial and replacement targets. Any amounts remaining in deferred revenue will be recognized at the conclusion of the Roche Agreement in October 2028.”

If you or any other member of the Staff have any questions with regard to the foregoing response, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact me at (617) 949-2643.

Securities and Exchange Commission

July 22, 2025

Sincerely,

/s/ Edmund Dunn
Edmund Dunn
Corporate Controller & Principal Accounting Officer

Cc:

Markus Warmuth, Chief Executive Officer, Monte Rosa Therapeutics, Inc.

Philip Nickson, Chief Business and Legal Officer, Monte Rosa Therapeutics, Inc.

Robert Puopolo, Goodwin Procter LLP